FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 23, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item
1.	Taiwan Stock Exchange filing entitled, “Board of Directors approved overseas convertible bond issuance”, dated June 23, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 23, 2003	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

AU Optronics Corp.
June 23, 2003
English Language Summary

Subject:	Board of Directors approved overseas convertible bond issuance

Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:	2003/06/21

Date of announcement:	2003/06/23

Contents:
  Date of the board of directors resolution: 2003/06/21

  Name (__nth issue of (secured, unsecured) corporate bonds of ___ Co.): 1st issue of overseas unsecured convertible bond

  Total amount of the issue: up to US$250 million

  Face value: US$1,000 (tentative)

  Issue price: par value

  Issue period: 5 years (tentative)

  Issue coupon/interest rate: 0% (tentative)

  Types, names, monetary amounts of security or collateral and stipulations thereupon: n/a

  Use of the funds raised by the offering and utilization plan: For plant construction and purchase of equipment

  Underwriting method: outside Taiwan, ROC

  Trustees for the bonds: Citibank, N.A.

  Underwriter or distributing agent institution: Goldman Sachs (tentative)

  Guarantor(s) for the issue: N/A

  Institution serving as agent for payment of the principal and interest: Citibank, N.A.

  Certifying institution: Citibank, N.A.

  Where convertible into shares, the rules for conversion: Subject to certain conditions to be determined at issuance, each bondholder will have the right during the Conversion Period to convert the bond into common shares or depositary receipts of the Company, in the event that a sponsored facility for depositary receipts representing Common Shares underlying the convertible bond has been filed and approved by regulatory authority, provided, however, that the Conversion Right during any Closed Period shall be suspended and the Conversion Period shall not include any such Closed Period.

  Resale conditions: Subject to certain conditions to be determined at issuance, the company might repurchase the bond from the bondholders at the bondholders' option.

  Repurchase conditions: Subject to certain conditions to be determined at issuance, the bonds can be redeemed at the option of the company.

  The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A

  Possible dilution of equity, if conversion, exchange, or subscription rights are attached: The maximum dilution ratio of the convertible bond issuance is estimated to be approximately 6.3%.

  Any other matters that need to be specified: N/A